                NEWS RELEASE

         FALCONBRIDGE PRESENTS FINAL OFFER OF SETTLEMENT
TO OFFICE, CLERICAL AND TECHNICAL WORKERS
AT SUDBURY NICKEL OPERATIONS

Sudbury, Ontario, February 27, 2004 — Falconbridge Limited announced tonight that after several meetings with a Provincial Mediator on Friday, it presented a Final Offer of Settlement to the union representing its office, clerical and technical employees. The employees are represented by the United Steelworkers of America Local 2020.

Falconbridge Sudbury operations are part of the Company's Integrated Nickel Operations (INO). The operations employ over 1,500 people and consist of four underground mines, a mill and a smelter. Approximately 220 employees are members of the OCT union (USWA Local 2020). The current Collective Agreement expires on Saturday, February 28, 2004, at 8:00 a.m.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
Media: Dale Coffin
Director, External Communications
Tel: (416) 982-7161 (Office)
        (416) 706-0557 (Cell)

Sudbury Operations, Falconbridge, ON P0M 1S0
Phone: (705) 693-2761    Fax: (705) 699-3932